GILGAL GENERAL, INC.
2021 Report

Dear investors,

This past year was really all about product. Building out technology product and getting it in shape enough to put something quite meaningful in front of our insurer partners and have them go through the solution deliverables with us. Their feedback and thoughts are quite key as we begin to foment this early partnerships. We made the conscience effort to really focus on building the exchange trading infrastructure and to deliver the solution to the insurer partners to begin having meaningful feedback and exchanges before bringing the product in front of our target customers.

We achieve a lot of our technology infrastructure building objective. The next phase is going through internal testings for bugs before we engage our insurer partners for feed backs and engagements.

We need your help!

We have build the first phase of the exchange technology which is quite helpful in that we can now begin to engage insurers to start playing with what we have build and pull i feedback from our insurer partners and make the appropriate corrective changes to incorporate our insurer partners inputs.

Venture capital financing - we have built the first phase of the exchange trading technology that we hope to release to our insurer partners and look to incorporate their feed backs. As we begin to move on from here, we will need large financing to move the current technology infrastructure - the exchange trading infrastructure - to a much larger testing audience - our target audience - workplace employees and traditional main street investors. This will require a much larger venture investing partners. We are currently in the process/discussion with various VC's to raise a larger financing round and we will update investors once we close this current fund raising round.

Sincerely,

Leon Tatevossian
Adjunct professor, Math Finance, NYU

Grant Eldred
Mr

Alexander Ampontuah
Founder/CEO

Our Mission













Our Mission

Capture/convert 20-25% of the US $225B annual annuity sales market to the exchange trading platform. The exchange trading platform eliminates the current annuities fee structure borne by retirees helping drastically reduce costs. The exchange also subject annuity contracts to marketplace bidding, electronically, helping contract price discovery & transparency among all insurer participants at the exchange.

See our full profile

How did we do this year?

Report Card

A-

The Good

- We hired 9 technology developers (offshore) during the pandemic to help us build our trading exchange and contract market.
- Build customer integration applications to the trading exchange.
- Build Insurer integration applications to the trading exchange.

The Bad

- Documentation - we focused a lot of time on technology and application building that our documentation process couldn't catch up
- DevOps Engineering - Transitioning from QA testing to UAT testing took a long time due to bugs and personnel transitioning.
- Testing - We've build an amazing exchange trading infrastructure but we will need more time testing. Testing important component.

2021 At a Glance

January 1 to December 31

$$$$

$0
Revenue

-$49,673
Net Loss

IOU!

$178,932 +14%
Short Term Debt

$0
Raised in 2021

$51,301
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related

notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a marketplace. A trading platform. An electronic trading exchange for annuities. We are building an electronic trading exchange for annuities to make annuities exchange-traded contracts (exchange-traded annuities), and help retirees here in the US and elsewhere offload portions of their retirement savings (401k, IRA) to insurance companies in exchange for retirement guaranteed income at the exchange. All done electronically.

Sales in the annuity market actually increased to $255B from $225B despite the COVID-19 pandemic. We continue to see the insurers beginning to make bigger inroads into the advisor market as the industries push to bring greater knowledge guaranteed retirement income to the retirement community.

We still anticipate capturing/converting 20-25% annuity sales market to the exchange trading platform, bringing annuities from manual to electronic contracts. The exchange trading platform eliminates the current annuities fee structure borne by retirees helping drastically reduce costs.

Milestones

Gilgal General, Inc. was incorporated in the State of Delaware in November 2019.

Since then, we are:

- Aiming to build the world's first electronic trading exchange for annuities, connecting insurers and workplace employees to execute electronics annuity contracts in seconds rather than weeks (as it is currently).

- We are currently beginning the testing phase with insurers to begin the trading exchange connectivity with small number of insurers and then begin to broaden the testing phase with larger/wider number of insurers.

Historical Results of Operations

Our company was organized in November 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2021, compared to 0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $230,233 including $51,301 in cash. As of December 31, 2020, the Company had $158,203 in total assets, including $1,432 in cash.

- *Net Loss.* The Company has had net losses of -$49,673 and net losses of -$3,493 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $156,771 for the fiscal year ended December 31, 2021 and $156,771 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $156,771 in debt.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We are currently raising venture capital round expected to close next 1-2 months.

are currently raising venture capital round expected to close next 1-3 months.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Gilgal General, Inc. cash in hand is $35,361, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $8,210/month, for an average burn rate of $8,210 per month. Our intent is to be profitable in 36 months.

We raised $140,911 in our first equity crowdfunding capital raise. This helped us bring on technology developers to help us build the trading exchange infrastructure.

Regulatory: SECURE Act amended to SECURE 2.0 to include include multi-employer plans and permit employers to automate employees auto-escalation/auto-increase of employees. Insurers and employers still trying to figure out a way incorporate annuities into employers retirement plan menu's due to the fee structure of most annuities.. The fee structure of annuities will be key discussion as most employers look to incorporate annuities into the employees plan menu. Fees have a been a subject of many employees recent lawsuits.

Revenue - Next 3-6 months - $0 - we expect to devote large amount of capital to building the exchange trading technology, risk management and trade clearing infrastructure for the insurers for Beta release testing. When this is complete, the trade execution component for the consumers/retirees unit will be fairly short to deliver for beta testing as a large component of the consumer's trade execution part/platform will already be done copying from the insurers trade execution platform.

Revenue - Next 7-18 months - 3,750,000

Expenses - next 3-6 months - assuming we will be able to raise our target amount - and hire additional 4-6 full time developers/engineers for the trading platform will be $935,000 -$1,115,000

No. Not yet profitable. Gauging profitability from here is a bit difficult given product/technology building phase. We will need to take the product/technology through to our insurer partners and then customers (workplace employees), gauge insurers and initial customers testing feedback and then begin to roll product/technology to medium and large workplace employers for broader deployments.

Visibility of profits are most likely 4-5 years from now given that our technology infrastructure build is front-loaded before scaling and customer acquisitions begin.

We will need to go through 4-5 venture capital fund raises to get to this phase of the company (4-5 years from here)

We are currently going through venture capital fund raising. We should finish the closing round hopefully in the next 1-3 months.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -22%** **Earnings per Share: -$9,934.60** **Revenue per Employee: $0**

Cash to Assets: 22% **Revenue to Receivables: ~** **Debt Ratio: 78%**

GILGAL_GENERAL_INC__2021.pdf

We  Our
58 Investors

Thank You For Believing In Us

Debra Farber	Joseph Oseghale	Alfonso Aduna	David Guercia	Michael RICHARDS	Patrick Spaulding Ryan, P...	Andre Harrell
Quang Ho	Alexander Clarence McInt...	Leon H. Tatevossian	Michael RICHARDS	Roy G Compton	Nelson Nathan	Charles L Young Jr
David Macario	Itohan Aghayere	Philip DeSantis	Grant Eldred	Gandharv Bhatara	Andrew Merrick	Rushi Ukani
Cyril Klec	Angel Abascal	Roderick Herron	Bryan Cheong	Fiona Xie	Eric Schubert	Wendy J Merrill
Yashwant Bhambhani	Edward Kelly Medlock	Simon Tan	Gerardo Fuentes	Chang Woo Lee	nIrMaL Patel	William Lewis
Luke O'BRIEN	Christopher B Burke	Renand Agenor	Enos Smith	John Hwung	Andrew Collins	Bert Feuss
Meir Stefansky	Patrick Friedrich	David Troxell	Linh Nguyen	Sean A Kau	DOTTY HUDSON	Roberto Feng Chang
Kevin WHITE	Frank Peart	John Prestidge	Khamor Johnson-Bey	Joshua Heier	Courtney D Campbell	Edward Weaver
Felix Vayssieres	Mark Gimbel					

Thank You!
From the Gilgal General, Inc. Team



Alexander Ampontuah
Founder/CEO



Bo Qian
Software Engineer

18 years of capital markets technology experience trading, market risk, and credit risk technology. System design and software development solutions for enterprises. Previously at RBC, Deutsche Bank, and Amherst.



Cenray Gangadharan
Software Engineer

16 years of capital markets technology experience in trading, market and credit risk technology. Distribution, desktop and web applications for enterprises. Previously at RBC, Citigroup, and Nomura.



Grant Eldred
Adviser

A global Human Resources leader who creates the conditions for leaders and organizations to maximize their performance. A 15 year veteran at Goldman Sachs and now a Chief People Officer in Professional Services.



Leon H. Tatevossian
Adviser

30 year Wall Street veteran (RBC



Stan Lewis
Adviser

12 year veteran at Goldman

Capital Markets, Banc of America Securities, Goldman Sachs) with fixed-income trading, risk modeling, and strategy. Columbia U.-School of Engineering. PhD (ABD) in mathematics (Brown U.). SB in mathematics (MIT).	*Sachs. COO & CFO of Goldman's Global Real Estate Investment Banking business unit. Previous CFO of Goldman Sach's Latin America ('12-'14). Previous CFO of Goldman Sachs Asia ex. Japan Investment Banking (Hong Kong '14-'17).*

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
William Stanford Lewis	Investment banker @ Goldman Sachs, Inc.	2021
Alexander Ampontuah	CEO @ Gilgal General, Inc.	2019
Leon Tatevossian	Math professor @ Trader/risk manger/professor	2021
Grant Eldred	Investment banker @ Clifford Chance	2021

Officers

OFFICER	TITLE	JOINED
Alexander Ampontuah	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Ampontuah	5,000,000 Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2020	$156,771		Section 4(a)(2)
01/2022	$140,911		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Gilgal General, Inc.	08/13/2020	$156,771	$160,431	3.5%	08/14/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	5,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company relies on various intellectual property rights in order to operate its business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, our countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our

important. The protective steps we have taken may be inadequate to deter our competitions from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

There are ongoing and future risks from the COVID-19 pandemic that may impact our ability to scale. If the economic fall-out from COVID-19 worsens, it will limit our ability to scale and limit our ability to engage and attract insurance companies and retirement plan providers who crucial to the trading exchange. Stay-at-home orders impact our ability to bring on insurance companies and retirement platform providers.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's exchange trading platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The company has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment

Purchasers will be unable to declare the Security in "default" and demand repayment. Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. Only in a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

We expect to have further needs for capital following this offering, which will result in further need to get new investment.

Your ability to liquidate your investment is limited because of transfer restrictions, and the lack of a trading market.

Leon Tatevossian and Grant Eldred are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Gilgal General, Inc.

- Delaware Corporation

- Organized November 2019
- 3 employees

555 Gates Avenue 3
New York NY 11221

http://www.gilgalgeneral.com/

Business Description

Refer to the Gilgal General, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Gilgal General, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.